February 9, 2017

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:                             Request for Acceleration of Effectiveness of Ensco plc’s Registration Statement on Form S-4 (File No. 333-215853) filed on February 1, 2017.

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ensco plc (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-215853) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on February 13, 2017, at 10:00 a.m. Eastern time, or as soon thereafter as practicable.

[Signature on following page]

Very truly yours,

Ensco plc

By:	/s/ Melissa Cougle
Melissa Cougle
Vice President - Treasurer

cc:	Jonathan Baksht
Ensco plc

Michael McGuinty
Ensco plc

Jeremy L. Moore
Baker Botts L.L.P.